

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

Paul J. Kaleta
Corporate Senior Vice President and General Counsel
NV Energy, Inc.
6226 West Sahara Avenue
Las Vegas, Nevada 89146

> **Re: NV Energy, Inc.**
> **Form 8-K dated September 9, 2010**
> **Filed September 10, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed October 29, 2010**
> **File No. 001-08788**

Dear Mr. Kaleta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K dated September 9, 2010

Exhibit 5.1

1. Counsel may limit reliance of its opinion with regard to purpose but not person. Please amend the Form 8-K to file a revised opinion that does not include the phrase "or relied upon by or furnished to any other person" in the last sentence of the last paragraph of the opinion.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Controls and Procedures, page 64

Change in internal controls over financial reporting, page 64

2. Your disclosure in this section should cover your last fiscal quarter. Accordingly, please confirm to us whether there were any changes in internal controls over financial reporting in the third quarter of 2010 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Please make this change in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee at (202) 551-3427, Mara Ransom at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Andrew J. Hickey
        Choate Hall & Stewart LLP